O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
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March 24, 2015

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc. (“Biglari Holdings” or the “Company”)

Definitive Additional Materials on Schedule 14A
Filed March 12, 2015
File No. 000-8445

Definitive Additional Materials on Schedule 14A
Filed March 16, 2015
File No. 000-08445

Dear Ms. Posil:

We acknowledge receipt of the letters of comment dated March 17, 2015 from the Staff (the “Comment Letters”) with regard to the above-referenced matter.  We have reviewed the Comment Letters with Biglari Holdings and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the Investor Presentation Definitive Additional Materials on Schedule 14A filed on March 16, 2015 (“Investor Presentation”), and the Press Release Definitive Additional Materials on Schedule 14A filed on March 12, 2015 (“Press Release”). Capitalized terms used herein and not separately defined have the meanings given to them in the Investor Presentation and Press Release.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Investor Presentation

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

Biglari Holdings acknowledges the Staff’s comment that statements of opinion and belief must be clearly characterized as such.  Biglari Holdings believes, however, that the statements referenced in the Comment Letters are all factually supported and do not represent assertions of opinion or belief, other than those statements expressly characterized as such.  Set forth below are supplemental explanations of the factual basis of each of the statements referenced in the Comment Letters.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 24, 2015

•	“Groveland has a short time horizon . . . .” (slide 16)

Biglari Holdings’ statement on slide 16 makes reference to the fact that Groveland has traded in out of the Company’s stock.  For example, Groveland disclosed in its definitive proxy statement that Groveland and its affiliates sold Biglari Holdings securities on May 8, 2013, August 7, 2013, August 12, 2013, November 5, 2013, February 28, 2014 (in which it reduced its position to 100 shares), August 25, 2014 and October 20, 2014. This frequent trading activity is a clear effort to exploit short-term swings and objectively evidences a short time horizon.

•
“Groveland’s nominees have no relevant skills for the board” (slide 16); “Groveland has put forward an inexperienced slate” (slide 16); “Groveland has put forward a low-quality slate of nominees ….” (slide 70); “Barkett is not qualified.” (slide 80); “Groveland nominees lack experience and knowledge to run Biglari Holdings.” (slide 86)

Biglari Holdings maintains that Groveland’s nominees do not have the relevant experience required to serve on the board of directors of a public company with diverse businesses and investments. In particular, Nicholas Swenson and Seth Barkett have no relevant industry or operating experience.  Ryan Buckley has no public company board experience or relevant industry or operating experience. Stephen Lombardo has no public company board experience or relevant operating experience. Tom Lujan has no public company board experience or relevant industry or operating experience. Jim Stryker has only served on one public company board, but has no relevant operating experience.

The Groveland Nominees have no experience in insurance, marketing, publishing or restaurant operations.  Only Mr. Swenson has served as CEO of a company for any length of time, and that is of Groveland itself.  Biglari Holdings believes the Groveland Nominees’ lack of qualifications speaks for itself.

•	“Groveland has no plan.” (slide 16)

At the time the Investor Presentation and Press Release were filed with the SEC, Groveland had not articulated any plan or strategic initiatives for Biglari Holdings. In fact, despite requests from the Company, Groveland refused to share any business plans or strategic initiatives.  Groveland’s subsequent articulation of its “plan” contains only broad generalizations and empty watchwords, and is devoid of any specifics on how Groveland’s nominees would run the Company’s operating businesses and manage its investments.

•
“Groveland’s interests are not aligned with other shareholders.” (slide 16); “Swenson’s and Groveland’s interests are completely misaligned with our shareholders.” (slide 68) “… Groveland’s history of taking over companies for its own benefit ….” (slide 16); “Groveland’s history of taking over companies for its own benefit….” (slide 70); “Swenson is using the same scheme he used to take over a small company ….” (slide 68)

Groveland and its nominees, as a group, own a mere 0.167% stake in Biglari Holdings; only one of its six nominees owns any shares of Biglari Holdings stock.  In support of the foregoing statements, one need to only point to Mr. Swenson’s following statement during the course of the proxy contest for Pro-Dex, Inc.:  “Without ‘skin’ in the game, we believe the Board is not motivated to create value for shareholders.”

 March 24, 2015

In addition, Nicholas Swenson’s history of taking over companies under the guise of good corporate governance, and then subsequently reversing course, is well documented. For example, in Mr. Swenson’s Air T campaign, he championed the redemption of Air T’s poison pill and the separation of the roles of Chairman and CEO. After gaining election to the Board, Mr. Swenson subsequently, and without explanation, assumed the roles of both Chairman and CEO and then implemented a new poison pill once he controlled nearly 29% of the company.  Mr. Swenson is here using the identical artifice as in his earlier proxy contests, campaigning under the auspices of good corporate governance. It is clear to Biglari Holdings that he is promoting a “governance reform agenda” but in actuality it is a contest for corporate control.

•	“Swenson has had no success managing other public companies ….” (slide 68); “Swenson has a dreadful track record of stewardship.” (slide 72)

In addition to his broken promises to shareholders of Air T and poor corporate governance record at Air T and Pro-Dex (including a rights offering that, if successful, would have allowed Mr. Swenson to consolidate control at a significant discount), the financial performance of the companies led by Mr. Swenson has been lackluster at best. Air T continues to spend its limited capital investing in illiquid securities rather than focusing on improving the profitability of its operations. Air T’s profitability and cash flow generation remain low, and management has failed to capitalize on opportunities to scale operations and thereby achieve efficiencies able to augment profits.  In addition, Pro-Dex continues to generate significant net losses, and its CEO admitted in a recent letter to shareholders that its “turnaround has only begun, and the challenges are still substantial.”

•	“Clearly, Groveland is investing $1 million in an effort to take over a $1 billion company for its own benefit.” (slide 68)

Were the Groveland nominees elected to the Board, Groveland would have the ability to direct the management and policies of Biglari Holdings, constituting control as such term is defined in Rule 405 promulgated under the Securities Act of 1933.  Groveland would obtain such control despite investing only approximately $1.2 million to acquire 3,345 shares of Biglari Holdings (representing just 0.167% of its outstanding stock), a company with over $1 billion of total assets.

•	“We believe Groveland is a risk to the livelihood of the thousands of employees of Biglari Holdings ….” (slide 68)

Biglari Holdings believes that by qualifying this sentence with the words “We believe,” it has clarified to investors that it is expressing a statement of opinion. Biglari Holdings believes that it is reasonable to assume that, in light of the lack of relevant operating experience of the Groveland nominees, Groveland’s lack of any substantive business or strategic plan, and Mr. Swenson’s past checkered history at Groveland’s portfolio companies, the risk to the livelihood of the thousands of Biglari Holdings’ employees would be significant were Groveland to obtain control.

•	“But once he has assumed control he implements governance practices far worse than those he previously criticized.” (slide 75)

 March 24, 2015

Biglari Holdings points to the above examples at Air T in support of the above-referenced statement.  In addition, at Pro-Dex, although Mr. Swenson ran a campaign criticizing the company’s incumbent board for its poor corporate governance, after his victory he pursued a rights offering in which his affiliate, together with the affiliate of one other director, were granted the sole opportunity to obtain 100% of the oversubscription rights of the offering, which would have enabled Mr. Swenson to consolidate his control over Pro-Dex at a significant discount.

2.
In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

Biglari Holdings acknowledges the Staff’s comment and respectfully asserts that the statements referenced by the Staff merely highlight certain real and fact-based concerns of Biglari Holdings. On a supplemental basis, support and clarification for each of the Staff’s comments with respect to the Investor Presentation is provided below.

•	“Groveland has put forward … slate of nominees who lack credibility.” (slide 16)

As noted above, Groveland’s slate of nominees generally lack industry and operating experience, public board experience and leadership experience.  Only one of Groveland’s nominees owns shares of Biglari Holdings; one of the other nominees has traded out of his position in Biglari Holdings twice in the past two years. Moreover, this nominee sold out entirely one month before launching a campaign to replace the board. Mr. Swenson also has a well-documented history of questionable corporate governance practices, as referenced above, as well as a failed partnership with convicted Ponzi-schemer Thomas Petters. Mr. Swenson, through his prior firm, was a co-investor and co-board member with Tom Petters.  These factors, among others reference in the Investor Presentation, collectively would lead a reasonable investor to question the credibility of the Groveland nominees.

•
Asserting that Groveland has ulterior motives. (slide 69); Groveland’s “nefarious intention of taking over the Company.” (slide 70); “Groveland is clearly thinking of how they can get personal benefit at the expense of the Company and long-term shareholders.” (slide 70)

Biglari Holdings believes that this statement is supported by Groveland’s attempt to obtain control of Biglari Holdings’ board despite having only a nominal ownership interest, coupled with the clearly self-interested transactions pursued by Mr. Swenson at Air T and Pro-Dex once he obtained control, as discussed above, which transactions were undertaken despite express representations made to shareholders to the contrary. Mr. Swenson is purportedly managing money on behalf of an investment partnership, a for-profit, investment firm, whose limited partners would seek a return on their investment. But Groveland is spending approximately 20% of its initial investment to gain control; Mr. Barkett sold his entire position in the Company one month before Groveland launched its campaign, and their other nominees have no shares. In view of the combination of past behavior along with the fact pattern in Groveland’s current pursuit of taking over the board, there is no question to Biglari Holdings that this is a contest about “corporate control” rather than “corporate governance reform.”

•	Mr. Swenson “[h]as broken promises to shareholders at Air T.” (slide 72 and similar statement on slide 74)

Biglari Holdings points to Mr. Swenson’s campaign at Air T calling for the separation of the Chairman and CEO positions and the redemption of Air T’s poison pill. Once victorious, Mr. Swenson assumed both the roles of Chairman and CEO and installed a new poison pill after he had obtained control of nearly 29% of the company, despite the platform he had previously advocated to shareholders.

 March 24, 2015

•	“Swenson demonstrated extremely poor judgment by conducting business with Tom Petters.” (slide 73)

Biglari Holdings asserts that Mr. Swenson’s role as a co-investor in and board member of Sun Country Airlines alongside Tom Petters patently reflects poor judgment, as Petters is currently serving a 50-year sentence in federal prison after being convicted of orchestrating the third largest Ponzi scheme in U.S. history.

•
“Groveland has attempted to mislead Biglari Holdings shareholders.” (slide 87); “Consistent with its … poor judgment, Groveland has grossly misrepresented numerous facts about Biglari Holdings ….” (slide 87); “Groveland is … intentionally misleading shareholders.” (slide 87)”

Slides 88 through 96, as well as pages 6 and 7 of the independent directors’ letter to Biglari Holdings shareholders included in the Press Release, describe in vivid detail the various misrepresentations made by Groveland.  If Groveland is not naïve and financially unsophisticated, as Biglari Holdings indicated, the only other conclusion that can be drawn is that Groveland is intentionally attempting to mislead shareholders.

Press Release

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

Biglari Holdings acknowledges the Staff’s comment that statements of opinion and belief must be clearly characterized as such.  Biglari Holdings believes, however that the statements referenced in the Comment Letters are recitations of facts and do not represent assertions of opinion or belief, except for those expressly qualified as such.  Set forth below are supplemental explanations of the factual basis of each of the statements referenced in the Comment Letters.

•	“Biglari Holdings is continually being shaped by Sardar Biglari, who has created substantial value for all stockholders.”

Biglari Holdings Inc. is a diversified holding company. All major operating, investment, and capital allocation decisions are made for the Company and its subsidiaries by Sardar Biglari, Chairman and Chief Executive Officer. Biglari Holdings points to the fact that its total shareholder return has far outpaced the S&P 500 Index during Sardar Biglari’s tenure as CEO. On August 5, 2008, the day Sardar Biglari became CEO of the Company, a share of Biglari Holdings stock could have been purchased for $144. As of March 6, 2015, a Biglari Holdings investor would have earned a total return of 266.8%, outperforming the S&P 500 Index by 175 percentage points.

•	Groveland’s letter “is riddled with misrepresentations, inaccurate data and flawed analysis to distract shareholders ….”

 March 24, 2015

As in its response on the prior page, Biglari Holdings respectfully refers the Staff to slides 88 through 96 of the Investor Presentation, as well as pages 6 and 7 of the independent directors’ letter to Biglari Holdings shareholders included in the Press Release, which detail the various misrepresentations made by Groveland.

•	“… Groveland is clearly acting for its own benefit and not in the best interests of our shareholders.”

As noted above, through Groveland’s nomination of a full slate of six directors despite owning only 0.167% of Biglari Holdings’ stock, Groveland is attempting to acquire effective control of the Company. Groveland is spending approximately 20% of its investment to run this proxy contest. Biglari Holdings questions how there could be any alignment of interests between Groveland and Biglari Holdings’ shareholders given the lack of meaningful ownership.  In fact, in a 2012 proxy contest at Pro-Dex, Inc., a group led by Groveland’s Nick Swenson stated, “Without ‘skin’ in the game, we believe the Board is not motivated to create value for shareholders.”  According to Mr. Swenson’s own standards, the Groveland nominees do not have the requisite motivation to create value for Biglari Holdings’ shareholders given Mr. Swenson’s and his nominees’ lack of any meaningful ownership of shares.

•	“Groveland has nominated a slate of directors that largely has no credible board experience ….”

As noted above, Groveland’s slate of directors have never managed or overseen a business near the size and scale of Biglari Holdings. Their collective past experience does not instill any confidence in their ability to effectively manage Biglari Holdings and its diverse array of businesses and investments.

2.
In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

Biglari Holdings acknowledges the Staff’s comment and respectfully asserts that the statements referenced by the Staff highlight certain factual concerns of Biglari Holdings. On a supplemental basis, support and clarification for each of the Staff’s comments with respect to the Press Release is provided below.

a.	“We have grave concerns regarding the credibility and integrity of Groveland’s nominees ….”; “… Mr. Swenson has repeatedly broken promises to shareholders.”

Biglari Holdings notes its above responses regarding the lack of experience and qualifications of the Groveland nominees, Mr. Swenson’s past track record at Air T and Pro-Dex, and his dealings with Thomas Petters at Sun Country Airlines.

b.	“We believe that Groveland’s stock price comparisons are … intentionally deceptive at worst.”; “It appears that Groveland is … intentionally trying to mislead shareholders to advance its own agenda.”

Biglari Holdings cites Groveland’s assertion that Biglari Holdings’ stock has underperformed its benchmark indices and peer group over the past 1-year, 3-year, and 5-year time frames.  Groveland, however, failed to make any adjustments to account for two rights offerings conducted by the Company in 2013 and 2014.  Failure to make any appropriate and customary adjustments materially understates Biglari Holdings’ stock performance.  In addition, in using these selected discrete time periods, Groveland entirely ignores the performance of Biglari Holdings’ stock versus the S&P 500 Index since the time that Mr. Biglari became CEO – it is this long-term benchmark against which Biglari Holdings has consistently measured its performance in its communications to shareholders.

*     *     *

March 24, 2015

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell